Exhibit 99.2
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND MARCH 31, 2022
(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)
		As of December 31,	As of March 31,
	Note	2021	2022
		US$	US$ (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		963,938	743,709
Restricted cash		638	1,129
Short-term investments	3	102,134	240,451
Accounts receivable, net	4	32,701	29,874
Notes receivable		1,393	2,659
Inventories, net	5	62,582	65,153
Prepayments and other current assets	6	27,882	23,883
Total current assets		1,191,268	1,106,858
Non-current assets:
Property, equipment and software, net	7	6,805	6,365
Operating lease right-of-use assets, net	9	22,181	19,491
Long-term investments	8	26,078	27,714
Other non-current assets	6	1,818	1,789
Total non-current assets		56,882	55,359
Total assets		1,248,150	1,162,217
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	10	12,212	10,327
Advance from customers		31,088	31,736
Deferred revenue, current	12	9,254	8,474
Accruals and other current liabilities	11	50,847	31,707
Lease liabilities, current	9	5,697	5,607
Total current liabilities		109,098	87,851
Non-current liabilities:
Lease liabilities, non-current	9	16,048	13,789
Deferred revenue, non-current	12	859	678
Other non-current liabilities	11	8,484	7,832
Total non-current liabilities		25,391	22,299
Total liabilities		134,489	110,150
The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2021 AND MARCH 31, 2022
(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)
		As of December 31,	As of March 31,
	Note	2021	2022
		US$	US$ (Unaudited)
Shareholders’ equity:
Class A ordinary shares (US$0.00005 par value; 600,000,000 shares authorized as of December 31, 2021 and March 31, 2022, respectively; 491,846,560 shares issued as of December 31, 2021 and March 31, 2022; 480,241,752 and 476,413,405 shares outstanding as of December 31, 2021 and March 31, 2022 respectively)	15	25	25
Class B ordinary shares (US$0.00005 par value; 200,000,000 shares authorized as of December 31, 2021 and March 31, 2022 respectively; 79,400,000 shares issued and outstanding as of December 31, 2021 and March 31, 2022 respectively)	15	4	4
Treasury stock (US$0.00005 par value; 11,604,808 and 15,433,155 shares as of December 31, 2021 and March 31, 2022 respectively)		(46,930)	(66,235)
Additional paid-in capital		1,526,140	1,538,155
Accumulated other comprehensive income		2,320	2,969
Accumulated deficit		(367,898)	(422,851)
Total shareholders’ equity		1,113,661	1,052,067
Total liabilities and shareholders’ equity		1,248,150	1,162,217
The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022
(Unaudited, all amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)
		Three months Ended March 31,
	Note	2021	2022
		US$ (Unaudited)	US$ (Unaudited)
Revenue	13	56,868	55,324
Cost of revenue		(33,485)	(32,504)
Gross profit		23,383	22,820
Operating expenses:
Research and development expenses		(34,709)	(47,588)
Sales and marketing expenses		(16,412)	(15,278)
General and administrative expenses		(16,062)	(18,030)
Other operating incomes, net		2,523	2,594
Total operating expenses		(64,660)	(78,302)
Loss from operations		(41,277)	(55,482)
Other income/(loss)
Other non-operating incomes, net		—	653
Financial income, net	14	1,095	121
Foreign exchange loss, net		(325)	(101)
Loss before income tax expense		(40,507)	(54,809)
Income tax expense	17	(26)	(144)
Net loss		(40,533)	(54,953)
Net loss attributable to Tuya Inc.		(40,533)	(54,953)
Net loss attributable to ordinary shareholders		(40,533)	(54,953)
Net loss		(40,533)	(54,953)
Other comprehensive (loss)/income Foreign currency translation		(371)	649
Total comprehensive loss attributable to Tuya Inc.		(40,904)	(54,304)
Net loss attributable to Tuya Inc.		(40,533)	(54,953)
Net loss attributable to ordinary shareholders		(40,533)	(54,953)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	18	268,165,312	556,808,050
Net loss per share attributable to ordinary shareholders – basic and diluted	18	(0.15)	(0.10)
Share-based compensation expenses were included in:
Research and development expenses		3,845	4,130
Sales and marketing expenses		2,139	1,653
General and administrative expenses		10,798	11,873
The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022
(Unaudited, all amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)
		Ordinary shares (US$0.00005 par value)		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
	Note	Number of shares issued	Amount
			US$	US$	US$	US$	US$
Balance as of December 31, 2020		221,980,000	11	27,315	481	(192,474)	(164,667)
Issuance of ordinary shares upon Initial Public Offering and related over-allotment option, net of cost of issuance (unaudited)		43,590,000	2	874,762	—	—	874,764
Issuance of ordinary shares prior to Initial Public Offering (unaudited)		16,026,282	1	199,999	—	—	200,000
Conversion of redeemable preferred shares (unaudited)	15	278,163,799	14	333,653	—	—	333,667
Net loss (unaudited)		—	—	—	—	(40,533)	(40,533)
Foreign currency translation adjustment (unaudited)		—	—	—	(371)	—	(371)
Share-based compensation (unaudited)		—	—	16,782	—	—	16,782
Balance as of March 31, 2021 (unaudited)		559,760,081	28	1,452,511	110	(233,007)	1,219,642
The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022
(Unaudited, all amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)
		Ordinary shares (US$0.00005 par value)		Additional paid-in capital	Treasury stock
	Note	Number of shares issued	Amount		Number of shares issued	Amount	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
			US$	US$		US$	US$	US$	US$
Balance as of December 31, 2021		571,246,560	29	1,526,140	(11,604,808)	(46,930)	2,320	(367,898)	1,113,661
Repurchase of ordinary shares (unaudited)	15	—	—	—	(4,886,511)	(25,146)	—	—	(25,146)
Exercise of share option (unaudited)		—	—	(5,641)	1,058,164	5,841	—	—	200
Net loss (unaudited)		—	—	—	—	—	—	(54,953)	(54,953)
Foreign currency translation adjustment (unaudited)		—	—	—	—	—	649	—	649
Share-based compensation (unaudited)		—	—	17,656	—	—	—	—	17,656
Balance as of March 31, 2022 (unaudited)		571,246,560	29	1,538,155	(15,433,155)	(66,235)	2,969	(422,851)	1,052,067
The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022
(Unaudited, all amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)
		Three months Ended March 31,
	Note	2021	2022
		US$ (Unaudited)	US$ (Unaudited)
Cash flows from operating activities:
Net loss		(40,533)	(54,953)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation		16,782	17,656
Depreciation and amortization of property, equipment and software	7	607	920
Amortization of right-of-use assets	9	1,584	1,549
Allowance for doubtful receivables	4	145	(118)
Inventory write-downs		235	(44)
Gain on disposal of property, equipment and software		—	(21)
Loss on foreign currency exchange rates		325	101
Fair value change on short-term and long-term investments	14	(115)	1,529
Changes in operating assets and liabilities:
Accounts receivable		(1,420)	2,165
Notes receivable		(842)	(1,266)
Inventories		(2,994)	(2,527)
Prepayments and other current assets		(1,084)	804
Other non-current assets		(44)	29
Accounts payable		461	(1,885)
Advance from customers		(489)	648
Deferred revenue		2,507	(961)
Accruals and other payables		(6,090)	(19,140)
Lease liabilities		(1,690)	(1,208)
Other non-current liability		—	(652)
Net cash used in operating activities		(32,655)	(57,374)
Cash flows from investing activities:
Payment for short-term investments		(130,310)	(168,547)
Proceeds from disposal of short-term investments		71,050	28,701
Purchase of property, equipment and software		(970)	(537)
Proceeds from disposal of property, equipment and software		—	78
Payment for long-term investments		—	(1,636)
Net cash used in investing activities		(60,230)	(141,941)
The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022
(Unaudited, all amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)
		Three months Ended March 31,
	Note	2021	2022
		US$ (Unaudited)	US$ (Unaudited)
Cash flows from financing activities:
Proceeds from issuance of Class A ordinary shares upon Initial Public Offering and related over-allotment option, net of cost of issuance		877,541	—
Payment for repurchase of ordinary shares		—	(20,000)
Proceeds from issuance of ordinary shares prior to Initial Public Offering		200,000	—
Proceeds from exercise of share options		—	200
Payments of deferred professional costs		—	(1,951)
Net cash generated from/(used in) financing activities		1,077,541	(21,751)
Effect of exchange rate changes on cash and cash equivalents, restricted cash		(684)	1,328
Net increase/(decrease) in cash and cash equivalents, restricted cash		983,972	(219,738)
Cash and cash equivalents, restricted cash at the beginning of period		158,955	964,576
Cash and cash equivalents, restricted cash at the end of period		1,142,927	744,838
Supplemental cash flow disclosures
Cash paid for income tax		(26)	(116)
	As of December 31,	As of March 31,
	2021	2022
	US$	US$ (Unaudited)
Cash and cash equivalents	963,938	743,709
Restricted cash	638	1,129
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	964,576	744,838
The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
(Unaudited, all amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)
1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)
Principal Activities

Tuya Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on August 28, 2014, as an exempted company with limited liability. The Company and its subsidiaries and consolidated variable interest entity (“VIE”) (collectively referred to as the “Group”) are principally engaged in offering PaaS (Platform-as-a-Service) to business customers developing IoT (Internet of Things) devices, including brands and their OEMs (original equipment manufacturer). Also, the Group offers Industry SaaS (Software-as-a-Service) and cloud-based value-added services to its customers. The Group also sells finished smart devices powered by Tuya purchased from qualified OEMs (the “Smart device distribution”).
(b)
History of the Group

Prior to the incorporation of Tuya Inc. in August 2014, the Group commenced its initial operations through Hangzhou Tuya Technology Co., Ltd. (“Hangzhou Tuya Technology”), which was established on June 16, 2014 by Wang Xueji and another individual. After a series of agreements, Hangzhou Tuya Technology was owned by Wang Xueji and other four individuals (collectively, the “Registered Shareholders”) together with two unrelated investors of Series Angel financing (the “Non-Registered Shareholders VIE Investors”) by August 2014. In December 2014, Hangzhou Tuya Information Technology Co., Ltd. (“the WFOE”) was established after the incorporation of Tuya Inc. The Group then entered into a series of contractual arrangements among the WFOE, Hangzhou Tuya Technology and Hangzhou Tuya Technology’s shareholders in December 2014, and thereafter Hangzhou Tuya Technology (the “VIE”) became the variable interest entity of the Group. The VIE was controlled by Wang Xueji before and after this transaction. After the completion of this transaction, the Group’s condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIE. In 2019, the VIE agreements were amended and restated, which amended the VIE’s shareholders list and equity interest of each shareholder as a result of the change in registered share capital of the VIE and exit of Non-Registered Shareholders VIE Investors as the VIE’s shareholders. All rights and obligations, clause, and terms regarding VIE accounting and consolidation basis remained the same. The VIE continues to be under Wang Xueji’s control during the periods presented.
The VIE operated de minimis business activities and had no material impact on the Company’s financial position, results of operations or cash flows for the three months ended March 31, 2021 and 2022.
(c)
COVID-19 impact and liquidity

For the three months ended March 31, 2021 and 2022, the Group’s financial performance was not significantly impacted by COVID -19. Though the duration of and the extent to which this pandemic impacts the Group’s results will depend on future developments, which are highly uncertain and cannot be predicted at this time. Based on the assessment on the Group’s liquidity and financial positions, the Group believes that its current cash and cash equivalents and short-term investments will be sufficient to enable it to meet its anticipated working capital requirements and capital expenditures for at least the next 12 months from the date the condensed consolidated financial statements are issued.
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1
Principles of Consolidation and Basis of Presentation

The interim unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.
The comparative year-end condensed balance sheet data was derived from the annual audited consolidated financial statements, but is condensed to the same degree as the interim condensed balance sheet data.
The interim unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users have read or have access to the annual audited consolidated financial statements for the preceding fiscal year.
The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2.2
New Accounting Standards

Adoption of New Accounting Standards
Accounting Standards Update (“ASU”) 2021-10, Government Assistance: Disclosures by Business Entities about Government Assistance. In November 2021, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update requiring entities to provide certain disclosures in annual period financial statements for those transactions with governments that are accounted for by applying a grant or contribution accounting model via analogy to other applicable accounting standards. We are assessing the effect on our annual consolidated financial statement disclosures; however, adoption will not impact our condensed consolidated balance sheets or income statements.
We also adopted the following ASUs during 2022, none of which had a material impact to our consolidated financial statements or financial statement disclosures:
ASU		Effective Date
2021 – 04	Issuer’s Accounting for Certain Modifications or Exchanges of Warrants	January 1, 2022
2021 – 05	Lessors – Certain Leases with Variable Lease Payments	January 1, 2022
2021 – 08	Business Combinations: Accounting for Contract Assets and Contract Liabilities from Contracts with Customers	January 1, 2022
Accounting Standards Issued But Not Yet Adopted
ASU 2022-02, Financial Instruments — Credit Losses, Troubled Debt Restructurings and Vintage Disclosures. In March 2022, the FASB issued a new accounting standard that eliminates the troubled debt recognition and measurement guidance. The new standard requires that an entity apply the loan refinancing and restructuring guidance in ASC 310 to all loan modifications and/or receivable modifications. It also enhances disclosure requirements for certain refinancings and restructurings by creditors when a borrower is experiencing financial difficulty and requires disclosure of current-period gross charge-offs by year of origination in the vintage disclosure. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. We are assessing the effect of the new standard on our consolidated financial statements and disclosures.
All other ASUs issued but not yet adopted were assessed and determined to be either not applicable or are not expected to have a material impact to our condensed consolidated financial statements or financial statement disclosures.

3.
SHORT-TERM INVESTMENT

	As of December 31,	As of March 31,
	2021	2022
	US$	US$ (Unaudited)
Time deposits	97,510	237,337
Equity securities with readily determinable fair value(1)	4,624	3,114
Total short-term investments	102,134	240,451

(1)
Starting from July 2021, the Group, from time to time, invested in ordinary shares of a listed company and disposed of portion of the investments. In the three months ended March 31, 2022, the Group recorded unrealized investment loss in fair value of US$1,529 (unaudited) in the condensed consolidated statements of comprehensive loss. There were no disposals of equity securities during the three months ended March 31, 2022.

4.
ACCOUNTS RECEIVABLE, NET

	As of December 31,	As of March 31,
	2021	2022
	US$	US$ (Unaudited)
Accounts receivable, gross	34,345	31,407
Less: allowance for doubtful accounts	(1,644)	(1,533)
Total accounts receivable, net	32,701	29,874
The Group recorded the allowance for doubtful accounts of US$145 (unaudited) and a reverse of allowance of US$118 (unaudited) for the three months ended March 31, 2021 and 2022, respectively.
An aging analysis based on relevant invoice dates is as follows:
	As of December 31,	As of March 31,
	2021	2022
	US$	US$ (Unaudited)
0 – 3 months	29,962	23,046
3 – 6 months	1,279	5,048
6 – 12 months	1,444	1,740
Over 1 year	1,660	1,573
Total accounts receivable, gross	34,345	31,407

5.
INVENTORIES, NET

Inventories consist of the following:
	As of December 31,	As of March 31,
	2021	2022
	US$	US$ (Unaudited)
Raw materials	55,845	57,873
Work in process	3,359	3,696
Finished goods	5,958	6,117
Low value consumables and spare parts	145	159
Less: inventory write-downs	(2,725)	(2,692)
Total inventories, net	62,582	65,153

6.
PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:
	As of December 31,	As of March 31,
	2021	2022
	US$	US$ (Unaudited)
Prepayments and other current assets
Advance to suppliers	12,529	10,169
Prepayment for share repurchase(1)	10,355	5,091
Deferred professional costs	3,049	5,591
VAT recoverable(2)	621	1,276
Rental deposits	438	594
Receivables from third party payment platforms	175	228
Interest receivable	123	553
Others	592	381
Total prepayments and other current assets	27,882	23,883
Other non-current assets
Rental deposits	1,818	1,789

(1)
As of December 31, 2021 and March 31, 2022, prepayment for share repurchase represented the advanced payment by the Group to a bank engaged by the Group for the Share Repurchase Program (Note 15).

(2)
VAT recoverable represented the balances that the Group can utilize to deduct its VAT liabilities within the next 12 months.

7.
PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consist of the following:
	As of December 31,	As of March 31,
	2021	2022
	US$	US$ (Unaudited)
Cost:
Leasehold improvements	3,092	3,324
Computers and electronic equipment	8,539	8,753
Office equipment	437	257
Software	612	653
Total cost	12,680	12,987
Less: Accumulated depreciation and amortization	(5,875)	(6,622)
Total property, equipment and software, net	6,805	6,365
Depreciation expense was US$607 (unaudited) and US$920 (unaudited) for the three months ended March 31, 2021 and 2022, respectively.
8.
LONG-TERM INVESTMENT

	As of December 31,	As of March 31,
	2021	2022
	US$	US$ (Unaudited)
Investments in available-for-sale debt securities(1)	25,583	27,217
Investment in an equity security with readily determinable fair values	495	497
Total long-term investments	26,078	27,714

(1)
As of December 31, 2021 and March 31, 2022 the balance represents the Group’s shareholding interests of several privately held companies. In March 2022, the Group acquired a shareholding interest in a privately held company with a cash consideration of RMB10,000 thousand (unaudited) (equivalent to US$1,575 (unaudited)).

For all of the above-mentioned investments, as the Group has the right to request each investee to redeem the Group’s investments at the Group’s investment cost plus the interest if the investee fails to meet certain predetermined conditions, the redeemable shares of the investees purchased by the Group were classified as an available-for-sale debt investments and were measured at their fair value.
9.
OPERATING LEASES

The Company has operating leases primarily for office and operation space. The Company’s operating lease arrangements have remaining terms of one year to five years with no variable lease costs.
Operating lease costs were US$1,801 (unaudited) and US$1,880 (unaudited) for the three months ended March 31, 2021 and 2022, respectively.

The components of lease expenses were as follows:
	Three months Ended March 31,
	2021	2022
	US$ (Unaudited)	US$ (Unaudited)
Lease cost:
Amortization of right-of-use assets	1,584	1,549
Interest of lease liabilities	139	250
Expenses for short-term lease within 12 months	78	81
Total lease cost	1,801	1,880
Supplemental cash flow information related to leases are as follows:
	Three months Ended March 31,
	2021	2022
	US$ (Unaudited)	US$ (Unaudited)
Cash paid for amounts included in the measurement of lease liabilities:	1,807	1,428
Right-of-use assets obtained in exchange for operating lease liabilities	1,186	356
Supplemental condensed consolidated balance sheet information related to leases are as follows:
	As of December 31,	As of March 31,
	2021	2022
	US$	US$ (Unaudited)
Right-of-use assets	22,181	19,491
Operating lease liabilities – current	5,697	5,607
Operating lease liabilities – non-current	16,048	13,789
Total lease liabilities	21,745	19,396
Weighted-average remaining lease term Operating leases	3.81 years	3.51 years
Weighted-average discount rate Operating lease	4.75% per annum	4.75% per annum

Maturities of lease liabilities were as follows:
	As of December 31,	As of March 31,
	2021	2022
	US$	US$ (Unaudited)
2022	6,722	5,059
2023	6,652	6,435
2024	4,909	4,503
2025	4,888	4,472
2026	646	653
2027	5	5
Total undiscounted lease payments	23,822	21,127
Less: imputed interest	(2,077)	(1,731)
Total lease liabilities	21,745	19,396

10.
ACCOUNTS PAYABLE

	As of December 31,	As of March 31,
	2021	2022
	US$	US$ (Unaudited)
Total accounts payable	12,212	10,327
Supplemental condensed consolidated balance sheet information related to accounts payable are as follows:
	As of December 31,	As of March 31,
	2021	2022
	US$	US$ (Unaudited)
0 – 3 months	11,493	9,466
3 – 6 months	209	281
6 – 12 months	215	110
Over 1 year	295	470
Total accounts payable	12,212	10,327

11.
ACCRUALS AND OTHER LIABILITIES

The current and non-current portions of accruals and other liabilities consist of the following:
	As of December 31,	As of March 31,
	2021	2022
	US$	US$ (Unaudited)
Accruals and other current liabilities
Salary and welfare payable	30,597	15,690
Professional service fee payables	5,558	5,560
Cloud infrastructure and IT related services fee payables	3,110	3,314
Payment from depositary bank, current(2)	2,611	2,611
Advertising and promotion fee payables	4,172	1,257
Tax payables	1,796	1,127
Sales return allowances	709	529
Membership fee to be refunded(1)	471	284
Product warranty	339	273
Others	1,484	1,062
Total accruals and other current liabilities	50,847	31,707
Other non-current liabilities
Payment from depositary bank, non-current(2)	8,484	7,832
Total accruals and other liabilities	59,331	39,539

(1)
Membership fee to be refunded presents the balances of refundable membership fee collected by the Group from its customers under the 2019 Membership Program (Note 12).

(2)
The Company received reimbursement payment of US$13,053 from a depositary bank in April 2021. The amount was recorded ratably as other non-operating income over a five-year arrangement period. For the three months ended March 31, 2022, the Company recorded US$653 (unaudited) in other non-operating income in the condensed consolidated statements of comprehensive loss.

12.
DEFERRED REVENUE

	As of December 31,	As of March 31,
	2021	2022
	US$	US$ (Unaudited)
Deferred Revenue
– Cloud-based connectivity and basic IoT services(1)	2,669	2,376
– Membership(2)	3,473	2,818
– SaaS(3)	3,971	3,958
Total deferred revenue	10,113	9,152

(1)
Deferred cloud-based connectivity and basic IoT services related revenue

Deferred cloud-based connectivity and basic IoT services related revenue represents the Group’s provision of cloud-based connectivity obligation and basic IoT services to customers.

	Three months Ended March 31,
	2021	2022
	US$ (Unaudited)	US$ (Unaudited)
Beginning balances	2,058	2,669
Deferral of revenue	626	345
Recognition of deferred revenue	(297)	(638)
Ending balances	2,387	2,376

(2)
Deferred Revenue — Membership

The Group started a membership program (the “2019 Membership Program”) in the fourth quarter of 2019. In the 2019 Membership Program, customers pay a fixed fee in exchange for IoT PaaS discount, VIP technical support, valued added services (“VAS”i.e., customized app development), and free participation in promotional activities. The promise to provide for technical support related services, the promotion related services and VAS are considered immaterial promises in the contract and are not considered distinct performance obligations. The membership fee is refundable if the volume requirements are met when the membership period ends. The Group historically generally refunds the membership fees even if the volume requirements are not met. Therefore, the Group does not expect being able to keep any of the membership fees and such fees are recorded as a refund liability under the 2019 Membership Program.
The Group launched a new membership program (the “2020 Membership Program”) in the fourth quarter of 2020. In the 2020 Membership Program, customers pay a non-refundable fixed fee in exchange for member-exclusive IoT PaaS discounts within the membership period of typically 12 months. The Group records the upfront fixed membership fee as a deferred revenue and recognizes revenue on a straight-line basis typically over the 12-month membership period in which customers entitle to the membership.
Deferred Revenue —Membership represents the Group’s remaining performance obligation performed over the period of time under its 2020 Membership Program.
	Three months Ended March 31,
	2021	2022
	US$ (Unaudited)	US$ (Unaudited)
Beginning balances	1,077	3,473
Deferral of revenue	2,518	1,225
Recognition of deferred revenue	(728)	(1,880)
Ending balances	2,867	2,818

(3)
Deferred Revenue — SaaS

Deferred Revenue — SaaS mainly represents the Group’s remaining performance obligation in providing industry SaaS services over the period of time.
	Three months Ended March 31,
	2021	2022
	US$ (Unaudited)	US$ (Unaudited)
Beginning balances	1,040	3,971
Deferral of revenue	753	1,737
Recognition of deferred revenue	(365)	(1,750)
Ending balances	1,428	3,958

13.
REVENUE

The Group’s revenue was disaggregated by its major revenue streams in the three months presented as follows:
	Three months Ended March 31,
	2021	2022
	US$ (Unaudited)	US$ (Unaudited)
IoT PaaS	49,778	41,774
Smart device distribution	4,758	7,797
SaaS and others	2,332	5,753
Total revenue	56,868	55,324
Remaining performance obligations
The remaining performance obligations primarily relate to the Group’s provision of i) cloud-based connectivity and basic IoT services; ii) membership services; and iii) SaaS and others, and all three of them are included in deferred revenue.
The amounts allocated to the cloud-based connectivity and basic IoT services are deferred and recognized on a straight-line basis over the estimated IoT PaaS product’s life cycle. The Group apportions deferred revenue between current and non-current based upon cloud-based connectivity and basic IoT services to be provided over the life cycle of smart devices. Deferred revenue relating to the Group’s cloud services that have an expiration date of less than 12 months are classified as current, otherwise non-current.
Starting from the fourth quarter of 2020, there are i) upfront fixed membership fee received and recorded as deferred revenue, and recognized as revenue on a straight-line basis typically over the 12-month membership period in which customers are entitled to the membership; and ii) amounts related to providing industry SaaS (included in SaaS and others), for which, the Company generally charges an annual subscription fee, which is deferred and recognized on a straight-line basis typically over the 12-month service period.
As of December 31, 2021 and March 31, 2022, the aggregate amount of transaction price allocated to the remaining performance obligations was US$10,113 and US$9,152 (unaudited), respectively, of which US$9,254 and US$8,474 (unaudited) were recorded in current deferred revenue while US$859 and US$678 (unaudited) were recorded in non-current deferred revenue, respectively.
The Group’s contract liability, including both deferred revenue and the advance from customers, is US$41,201 and US$40,888 (unaudited) as of December 31, 2021 and March 31, 2022, respectively.
The Group applies the practical expedient to omit disclosure of information about the transaction price allocated to remaining performance obligations and when revenue will be recognized, for contracts with durations of one year or less. The remaining amounts recorded in non-current deferred revenue of US$859 and US$678 (unaudited) as of December 31, 2021 and March 31, 2022, respectively, would likely be recognized within 18 to 36 months.
The Group provides warranty for IoT PaaS and smart device distribution mainly for one year. The Group accrues a warranty reserve for all IoT PaaS and smart device distribution, which represents the Group’s best estimate of the projected costs to repair or replace items under warranties. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Group accumulates more actual data and experience in the future. The warranty reserve is included within accruals and other liabilities in the consolidated balance sheets.

14.
FINANCIAL INCOME, NET

	Three months Ended March 31,
	2021	2022
	US$ (Unaudited)	US$ (Unaudited)
Realized interest income and investment income	980	1,683
Fair value change of short-term investments	115	(1,529)
Others	—	(33)
Total financial income, net	1,095	121

15.
ORDINARY SHARES

On August 30, 2021, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of American depositary shares (“ADSs”) each representing one Class A ordinary shares during a twelve-month period (collectively, the “Share Repurchase Program”). The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. In the three months ended March 31, 2022 (unaudited), the Company repurchased total 4,886,511 ADSs representing 4,886,511 of Class A ordinary shares under the Share Repurchase Program at a weighted average price of US$5.15 per ADS. The remaining authorized amount under the Share Repurchase Program is US$121 million.
As of March 31, 2022 (unaudited), the Company had in aggregate of 491,846,560 Class A ordinary shares issued and 476,413,405 shares Class A outstanding, at a par value of US$0.00005. As of March 31, 2022 (unaudited), the Company had in aggregate of 79,400,000 Class B ordinary shares issued and outstanding, at a par value of US$0.00005.
Immediately prior to the completion of the IPO, all classes of Preferred Shares of the Company were converted to ordinary shares upon completion of the IPO. As of December 31, 2021 and March 31, 2022, the balance of Preferred Shares is nil.
16.
SHARE-BASED COMPENSATION

In December 2014, the board of directors of the Company adopted the Company’s 2015 Equity Incentive Plan (“the 2015 Plan”) and reserved 31,918,690 ordinary shares for issuance under the Plan to grant share-based awards, including restricted shares and share options, to its service providers, defined as the Company’s global employees, director and external consultants. In July 2020, the 2015 Plan was modified to allow the Company with the intentions of i) providing for the award of restricted stock units (“RSUs”) under the Plan and ii) amending the exercise price of certain outstanding share options held by certain optionees located outside of the U.S. to purchase ordinary shares of the Company (the “Share Option Repricing”), and the number of ordinary shares reserved for the 2015 Plan was modified to 60,778,005 (adjusted in accordance with the Share Split). As of December 31, 2020, the Company had not granted any RSUs to anyone yet, neither had the Company entered any repricing agreement with the optionee under the 2015 Plan yet. As of December 31, 2020, the Company had not granted any restricted shares to anyone yet, except that the part of the ordinary shares issued to the Registered Shareholders with restricted conditions from December 2014 to 2018 was considered as shared based compensation, see below Registered Shareholders’ Restricted Shares.
Since adoption of the 2015 Plan, the Company granted options to its global employees, director and external consultants. All options granted have a contractual term of ten years from the grant date, and the vest over a period of four years of continuous service. The share options granted to PRC employee grantee shall become fully vested under the same service conditions and vesting schedule and, to the extent permissible under applicable law, exercisable upon the occurrence of a Change in Control (as defined in the 2015 Plan).
The Company accounts for share-based compensation costs (based on the fair value as of the respective grant date) on a straight-line bases over the requisite service period for each award.

In January 2021, the Company entered into agreements with certain optionees under the 2015 Plan to amend the exercise price of certain outstanding share options held by these optionees located outside of the U.S. to purchase ordinary shares of the Company. As a result of this share option repricing, the Company recorded incremental share-based compensation expense of US$4,102 (unaudited) and US$389 (unaudited) in its condensed consolidated financial statements for the three months ended March 31, 2021 and 2022, and estimated approximately US$2,326 (unaudited) to be amortized over the remaining requisite service period for the optionees till year ending December 31, 2024.
On February 21, 2021, the 2015 Plan was amended to increase the number of ordinary shares available and reserved for issuance under the 2015 Plan to 76,778,005 ordinary shares, which was approved by the board of directors of the Company and the shareholders of the Company.
On February 25, 2021, the board of directors of the Company approved further amendment to the 2015 Plan, which provides that starting on January 1, 2022, on the first day of each fiscal year thereafter, the total number of shares available for issuance under the 2015 Plan was increased by an amount equal to the least of (i) 2% of the aggregate number of shares of all classes of ordinary shares of the Company’s issued and outstanding on the last day of the immediately preceding fiscal year and (ii) such number of shares as determined by the board of directors.
The Company granted 14,660,000 (unaudited) and 1,045,000 (unaudited) new share options with four-year requisite service period to its employees and non-employees for the three months ended March 31, 2021 and 2022, respectively. As of December 31, 2021 and March 31, 2022, 59,961,539 and 59,258,375 (unaudited) options were outstanding under the 2015 Plan.
Staring from June 2021, the Company granted RSUs under the 2015 Plan. The Company granted 2,479,500 (unaudited) RSUs with four-year requisite service period to its employees and non-employees for the three months ended March 31, 2022. As of December 31, 2021 and March 31, 2022, 3,050,000 and 5,263,500 (unaudited) RSUs were outstanding under the 2015 Plan, respectively.
Share Options
The following table sets forth the share options activity for the three months ended March 31, 2021 (unaudited) and 2022 (unaudited):
	Number of shares	Weighted average exercise price per share	Weighted average grant date fair value per share	Weighted average remaining contractual term	Aggregate intrinsic value
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	US$ (Unaudited)
Outstanding as of January 1, 2021	48,740,000	0.33	1.05	7.02	591,879
Granted	14,660,000	0.24	12.83
Forfeited	(512,000)	0.53	3.83
Outstanding as of March 31, 2021	62,888,000	0.31	3.78	7.47	1,309,780
Outstanding as of January 1, 2022	59,961,539	0.17	4.40	6.95	364,287
Granted	1,045,000	0.20	5.27
Exercised	(1,058,164)	0.15	0.98
Forfeited	(690,000)	0.74	9.81
Outstanding as of March 31, 2022	59,258,375	0.17	4.42	6.75	165,399
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2021: US$374,760, March 31, 2022: US$175,405 (unaudited)).

The Group uses the Binominal option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s options grants were as follow:
	Three months Ended March 31,
	2021	2022
	(Unaudited)	(Unaudited)
Exercise price (US Dollar)	0.2~2.88	0.2
Exercise multiple	2.2~2.8	2.2
Risk-free interest rate	1.13%~1.50%	1.92%
Expected term (in years)	10	10
Expected dividend yield	—	—
Expected volatility	50.40%~50.50%	55.68%
Expected forfeiture rate (post-vesting)	2.96%~5.83%	5.83%
Fair value of the underlying shares on the date of options grants (US Dollar)	12.48	5.46
Fair value of share option (US Dollar)	9.95~14.26	5.27
As of March 31, 2022, there were US$178,244 (unaudited) of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average vesting period of 1.45 years (unaudited), respectively.
Restricted Share Units:
The following table sets forth the service-based RSUs activity for the three months ended March 31, 2022 (unaudited):
	Number of shares	Weighted average grant date fair value per share
Outstanding as of December 31, 2021	3,050,000	8.80
Granted (unaudited)	2,479,500	5.46
Forfeited (unaudited)	(266,000)	8.48
Outstanding as of March 31, 2022 (unaudited)	5,263,500	7.24
As of March 31, 2022, there were US$33,908 (unaudited) of unrecognized share-based compensation expenses related to RSUs granted by the Company, which were expected to be recognized over a weighted-average vesting period of 3.57 years (unaudited).
Registered Shareholders’ Restricted Shares
On December 23, 2014, in connection with the issuance of Series A Preferred Shares, the Registered Shareholders (also as the key member of management) agreed to place 200,000,000 ordinary shares, which were previously issued to them in August 2014, into escrow to be released back to them if specified service condition are met (defined as “Registered Shareholders’ Restricted Shares”), which was 25% of the Registered Shareholders’ Restricted Shares were immediately vested and the remaining 75% of the Registered Shareholders’ Restricted Shares shall be vested annually in equal instalments over the next four years. The Company had the right to repurchase these Registered Shareholders’ Restricted Shares at par value of ordinary share if the service condition requisite was not satisfied. Pursuant to ASC 718-10-S99, such escrowed share arrangements are presumed to be compensatory and equivalent to a reverse stock split followed by the grant of restricted stock. Accordingly, the 75% of the Registered Shareholders’ Restricted Shares that were subject to the service condition were considered shared based compensation.
The fair value of the Registered Shareholders’ Restricted Shares was determined at its grant date (December 23, 2014) by the Company and was amortized over the four-year vesting period on straight line basis. By December 2018, all the Registered Shareholders’ Restricted Shares were fully vested with total related share-based compensation expenses of US$11,797, which was recorded as expenses before the periods presented and included in the balance of accumulated losses of the Group as of January 1, 2019.
17.
INCOME TAXES

Cayman Islands
Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.
British Virgin Islands
Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.
PRC
PRC Enterprise Income Tax (“EIT”)
On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law (the “new CIT Law”), under which foreign invested enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires.
The WFOE (Hangzhou Tuya Information Technology Co., Ltd.) obtained its HNTE certificate with a valid period of three years in 2018. Therefore, the WFOE is eligible to enjoy a preferential tax rate of 15% from 2018 to 2020 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. As of March 31, 2022, the renewal application of the WFOE’s HNTE qualification was completed and the WFOE continues qualifying as an HNTE and is entitled to enjoy the 15% beneficial tax rate for the years ended December 31, 2022, 2023 and 2024.
PRC Withholding Income Tax on Dividends
The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”
The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.
As of December 31, 2021 and March 31, 2022 (unaudited), the Company did not record any withholding tax on the retained earnings of its subsidiaries and the VIE in the PRC as the Group does not have any plan to require its PRC subsidiaries and the VIE to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC.
United States
The Company’s subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% or minimum of US$0.8, whatever is larger in 2021 and 2022.
On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code including, but not limited to: (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax (“BEAT”), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carry-forwards created in tax years beginning after December 31, 2017. The Company assessed the impact of Tax Act and concluded that it was not material to the Company.
As the Group incurred income tax expense mainly from PRC tax jurisdictions, the following information is based mainly on PRC income taxes.
Composition of income tax expense
The components of loss before tax are as follow:
	Three months Ended March 31,
	2021	2022
	US$ (Unaudited)	US$ (Unaudited)
Loss before tax
Loss from PRC entities	33,261	51,505
Loss from overseas entities	7,246	3,304
Total loss before tax	40,507	54,809
	Three months Ended March 31,
	2021	2022
	US$ (Unaudited)	US$ (Unaudited)
Current income tax expense	26	144
Deferred income tax	—	—
Total income tax expense	26	144
Reconciliation of the differences between statutory tax rate and the effective tax rate.
Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Three months Ended March 31,
	2021	2022
	(Unaudited)	(Unaudited)
PRC Statutory income tax rate	25.0%	25.0%
Effect of tax rates in different tax jurisdiction	(2.7)%	(0.4)%
Effect of preferential tax rate for qualified HNTE entities(1)	1.1%	(5.7)%
Additional deduction for research and development expenditures	13.6%	13.0%
Share-based compensation	(9.0)%	(5.9)%
Permanent book-tax differences	19.9%	(7.9)%
Change in valuation allowance(2)	(47.9)%	(18.4)%
Effective tax rates	(0.0)%	(0.3)%

(1)
The effect of the preferential income tax rate that the WFOE is entitled to enjoy as a qualified HNTE is 15%.

(2)
Valuation allowance for the three months ended March 31, 2021 (unaudited) and 2022 (unaudited) are related to the deferred tax assets of certain group entities which reported losses. The Group believes that it is more likely than not that the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

18.
BASIC AND DILUTED NET LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings (loss) per share for each of the three months ended March 31, 2021 and 2022 are calculated as follows:
	Three months Ended March 31,
	2021	2022
	US$ (Unaudited)	US$ (Unaudited)
Basic and diluted net loss per share calculation
Numerator:
Net loss attributable to Tuya Inc.’s ordinary shareholders, basic and diluted	(40,533)	(54,953)
Denominator:
Weighted-average ordinary shares outstanding, basic and diluted	268,165,312	556,808,050
Net loss per share attributable to ordinary shareholders:
Basic	(0.15)	(0.10)
Diluted	(0.15)	(0.10)
The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:
	As of December 31,	As of March 31,
	2021	2022
		(Unaudited)
Preferred Shares – weighted shares	—	—
Share option and RSU – weighted shares	61,989,697	65,114,465

19.
COMMITMENTS AND CONTINGENCIES

(a)
Capital and other commitments

There are no future minimum capital commitments as of December 31, 2021 and March 31, 2022 (unaudited).
(b)
Operating lease commitment

The Group had outstanding commitments on several non-cancellable operating lease agreements. Operating lease with a lease term commitments of one year or less lease term, for which the Group elected to not recognize any lease liability or right-of-use asset, therefore not yet reflected in the condensed consolidated financial statements as of December 31, 2021 and March 31, 2022 were US$99 and US$69 (unaudited), respectively.
(c)
Services purchase commitment

As of December 31, 2021, the Group’s services purchase commitments were as follows:
	Total	Less Than 1 year	1 – 3 years	3 – 5 years
	US$	US$	US$	US$
Purchase obligations(i)	31,771	6,146	15,000	10,625
As of March 31, 2022 (unaudited), the Group’s services purchase commitments were as follows:
	Total	Less Than 1 year	1 – 3 years	3 – 5 years
	US$ (Unaudited)	US$ (Unaudited)	US$ (Unaudited)	US$ (Unaudited)
Purchase obligations(i)	28,885	5,135	15,000	8,750

(i)
Purchase obligations represent US$31,771 of remaining non-cancellable contractual commitments as of December 31, 2021, related to one of the Group’s third-party cloud infrastructure agreements, under which the Group committed to spend an aggregate of at least US$37,500 between June 1, 2021 and May 31, 2026 as a minimum purchase commitment. The Group had made payments totalling US$5,729 under this agreement as of December 31, 2021.

Purchase obligations represent US$28,885 (unaudited) of remaining non-cancellable contractual commitments as of March 31, 2022, related to one of the Group’s third-party cloud infrastructure agreements, under which the Group committed to spend an aggregate of at least US$37,500 between June 1, 2021 and May 31, 2026 as a minimum purchase commitment. The Group had made payments totalling US$8,615 under this agreement as of March 31, 2022.
(d)
Contingencies

From time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of its business. As of December 31, 2021 and March 31, 2022 (unaudited), the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group’s business, balance sheets or results of operations and cash flows.
20.
RELATED PARTY TRANSACTIONS

The table below sets forth the major related party and their relationships with the Company as of March 31, 2021 and 2022:
Name of related party	Relationship with the Group
Wang Xueji and other four individuals	Registered Shareholders

There was no related party transaction for the three months ended March 31, 2021(unaudited) and 2022 (unaudited).
	As of December 31,	As of March 31,
	2021	2022
	US$	US$ (Unaudited)
Receivables from shareholders	—	—

21.
SUBSEQUENT EVENTS

The Company has evaluated subsequent events through, June 22, 2022 which is the date these condensed consolidated financial statements are issued.
In May 2022, the Company granted a total of 1,720,000 share options and 679,000 RSUs under the 2015 Plan to its employees and non-employees, which is only subject to service conditions. As a result of this share option grant, the Company estimated total share-based compensation expense of approximately US$5,059 to be recorded in its consolidated financial statements over the vesting period of four years starting from 2022.
22.
RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRSs”). The effects of material differences between the Financial Information of the Group prepared under U.S. GAAP and IFRSs are as follows:
	As of December 31, 2021
Condensed consolidated Balance Sheet data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	US$	US$	US$	US$	US$	US$	US$	US$
		Classification and measurement of preferred shares (Note(a))	Listing expenses (Note(b))	Operating leases (Note(c))	Share-based compensation (Note(d))	Expected credit loss (Note(e))	Long-term investments (Note(f))
Operating lease right-of-use assets, net	22,181	—	—	(263)	—	—	—	21,918
Accounts receivable, net	32,701	—	—	—	—	(632)	—	32,069
Notes receivable	1,393	—	—	—	—	(49)	—	1,344
Prepayments and other current assets	27,882	—	(2,148)	—	—	(23)	—	25,711
Long-term investments	26,078	—	—	—	—	—	(25,583)	495
Other non-current assets	1,818	—	—	—	—	(24)	—	1,794
Financial assets at fair value through profit or loss	—	—	—	—	—	—	25,583	25,583
Total assets	1,248,150	—	(2,148)	(263)	—	(728)	—	1,245,011
Financial liabilities at fair value through profit or loss	—	—	—	—	—	—	—	—
Total liabilities	134,489	—	—	—	—	—	—	134,489
Accumulated deficit	(367,898)	(5,513,140)	(5,304)	(263)	(38,815)	(728)	357	(5,925,791)
Accumulated other comprehensive income	2,320	—	—	—	—	—	(357)	1,963
Additional paid-in capital	1,526,140	5,513,140	3,156	—	38,815	—	—	7,081,251
Total shareholder’s equity	1,113,661	—	(2,148)	(263)	—	(728)	—	1,110,522

	As of March 31, 2022 (Unaudited)
Condensed consolidated Balance Sheet data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	US$	US$	US$	US$	US$	US$	US$	US$
		Classification and measurement of preferred shares (Note(a))	Listing expenses (Note(b))	Operating leases (Note(c))	Share-based compensation (Note(d))	Expected credit loss (Note(e))	Long-term investments (Note(f))
Operating lease right-of-use assets, net	19,491	—	—	(357)	—	—	—	19,134
Accounts receivable, net	29,874	—	—	—	—	(809)	—	29,065
Notes receivable	2,659	—	—	—	—	(54)	—	2,605
Prepayments and other current assets	23,883	—	(3,942)	—	—	(17)	—	19,924
Other non-current assets	1,789	—	—	—	—	(20)	—	1,769
Long-term investments	27,714	—	—	—	—	—	(27,217)	497
Financial assets at fair value through profit or loss	—	—	—	—	—	—	27,217	27,217
Total assets	1,162,217	—	(3,942)	(357)	—	(900)	—	1,157,018
Financial liabilities at fair value through profit or loss	—	—	—	—	—	—	—	—
Total liabilities	110,150	—	—	—	—	—	—	110,150
Accumulated deficit	(422,851)	(5,513,140)	(7,098)	(357)	(44,970)	(900)	357	(5,988,959)
Accumulated other comprehensive income	2,969	—	—	—	—	—	(357)	2,612
Additional paid-in capital	1,538,155	5,513,140	3,156	—	44,970	—	—	7,099,421
Total shareholder’s equity	1,052,067	—	(3,942)	(357)	—	(900)	—	1,046,868
	Three months ended March 31, 2021 (Unaudited)
Condensed consolidated Statement of Comprehensive Loss data	Amounts as reported under U.S. GAAP	IFRSs adjustments					Amounts as reported under IFRSs
	US$	US$	US$	US$	US$	US$	US$
		Classification and measurement of preferred shares (Note(a))	Listing expenses (Note(b))	Operating leases (Note(c))	Share-based compensation (Note(d))	Expected credit loss (Note(e))
Research and development expenses	(34,709)	—	—	63	(1,206)	—	(35,852)
Sales and marketing expenses	(16,412)	—	—	40	(459)	—	(16,831)
General and administrative expenses	(16,062)	—	(2,997)	7	(5,209)	171	(24,090)
Other non-operating incomes, net	—	—	—	—	—	—	—
Other losses – net	—	(2,950,675)	—	—	—	—	(2,950,675)
Financial income, net	1,095	—	—	(139)	—	—	956
Net loss	(40,533)	(2,950,675)	(2,997)	(29)	(6,874)	171	(3,000,937)
Other comprehensive (loss)/income	(371)	343	—	—	—	—	(28)
Net comprehensive loss	(40,904)	(2,950,332)	(2,997)	(29)	(6,874)	171	(3,000,965)

	Three months ended March 31, 2022 (Unaudited)
Condensed consolidated Statement of Comprehensive Loss data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	US$	US$	US$	US$	US$	US$	US$	US$
		Classification and measurement of preferred shares (Note(a))	Listing expenses (Note(b))	Operating leases (Note(c))	Share-based compensation (Note(d))	Expected credit loss (Note(e))	Long-term investments (Note(f))
Research and development expenses	(47,588)	—	—	59	(1,080)	—	—	(48,609)
Sales and marketing expenses	(15,278)	—	—	5	(279)	—	—	(15,552)
General and administrative expenses	(18,030)	—	(1,794)	1	(4,796)	(172)	—	(24,791)
Other non-operating incomes, net	653	—	—	91	—	—	—	744
Other losses – net	—	—	—	—	—	—	—	—
Financial income, net	121	—	—	(250)	—	—	—	(129)
Net loss	(54,953)	—	(1,794)	(94)	(6,155)	(172)	—	(63,168)
Other comprehensive (loss)/income	649	—	—	—	—	—	—	649
Net comprehensive loss	(54,304)	—	(1,794)	(94)	(6,155)	(172)	—	(62,519)
(a)
Classification and measurement of preferred shares

Under U.S. GAAP, the preferred shares of the Company are accounted for as mezzanine equity. The Preferred Shares are recorded initially at fair value, net of issuance costs, and carried at the amount recorded at inception and no subsequent changes are needed.
Under IFRSs, the preferred shares, represent a financial liability with embedded features. The preferred shares are measured at fair value and designated as of fair value through profit or loss with issuance costs recorded in general and administrative expenses. The issuance costs are recorded in profit or loss. The amount of change in the fair value of the financial liability that is attributable to changes in the Company’s own credit risk shall be presented in other comprehensive income; the remaining amount of change in the fair value of the liability shall be presented in profit or loss.
Accordingly, the reconciliation includes a fair value loss difference of US$2,950,675 recognized in net loss attributable to the Company and a difference from change of the Company’s own credit risk of US$343 in other comprehensive income/(loss) in the consolidated statements of comprehensive loss for the three months period ended March 31, 2021.
All the preferred shares of the Company were converted into ordinary shares upon the completion of IPO in March 2021. Consequently, the reconciliation includes a difference between accumulated deficit and additional paid-in capital between U.S. GAAP and IFRSs of US$5,513,140 as of December 31, 2021 and March 31, 2022 (unaudited).
(b)
Listing expenses

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities (“listing expenses”) may be deferred and capitalized against the gross proceeds of the offering.
Under IFRSs, only those listing expenses considered directly attributable to the issuance of new shares to investors can be capitalized. Those listing expenses considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.
Accordingly, the reconciliation includes an expense recognition difference in the condensed consolidated statements of comprehensive loss of US$2,997 (unaudited) for the three months ended March 31, 2021 and a difference in additional paid-in capital of US$3,156 as of December 31, 2021, in relation to the listing expenses incurred during the initial public offering and listing of the Company’s ADSs in the United States in March 2021. For the three months ended March 31, 2022, the reconciliation also includes an expense recognition difference in the condensed consolidated statements of comprehensive loss of US$1,794

(unaudited), which is the difference of prepayments and other current assets between December 31, 2021 and March 31, 2022 in relation to the listing expenses of the expected Hong Kong dual primary listing in 2022.
(c)
Operating leases

For operating leases under U.S. GAAP, the subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement, while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term, as opposed IFRSs which generally yields a “front-loaded”expense with more expense recognized in earlier years of the lease.
Accordingly, the reconciliation includes an expenses difference recognized in the condensed consolidated statements of comprehensive loss of US$29 (unaudited) and US$94 (unaudited) for each of the three months ended March 31, 2021 and 2022, respectively. The reconciliation also includes a difference in total shareholders’ equity of US$263 and US$357 (unaudited) as of December 31, 2021 and March 31, 2022.
(d)
Share-based compensation

The Group granted Share Options and Restricted Shares Units with service condition to employees and consultants who rendered services that are similar to those rendered by employees, and the share-based compensation expenses were recognized over the vesting period using straight-line method with election of no estimation of expected forfeitures under U.S. GAAP. While under IFRSs, the graded vesting method with forfeitures estimation must be applied. Accordingly, the reconciliation includes an expense recognition difference in the condensed consolidated statements of comprehensive loss of US$6,874 (unaudited) and US$6,155 (unaudited) for the three months ended March 31, 2021 and 2022, respectively.
(e)
Expected credit loss

Under current U.S. GAAP, a number of impairment models exist for various types of financial instruments not measured at fair value through net income. These models recognize impairments when losses have been incurred, as opposed to expected in the future. For loans, the overriding concept in U.S. GAAP is that impairment losses should be recognized when, based on all available information, it is probable that a loss has been incurred based on events and conditions existing at the date of the financial statements. Losses are not to be recognized before it is probable that they have been incurred, even though it may be probable or expected based on past experience that losses will be incurred in the future. For trade receivables, most entities use reserving matrices in which historical loss percentages are applied to the respective aging categories. Those historical loss percentages typically are not adjusted for future expectations. Receivables that are either current or not yet due do not generally have a reserve. For available for sale securities, entities generally record an impairment loss when the decline in fair value is “other than temporary.”
IFRS 9 introduced an expected loss model for financial assets. While certain simplifications exist for trade receivables, notes receivables and other current assets, the general model applies to assets at amortized cost and FVOCI. Unlike current U.S. GAAP, the model is forward looking and incorporates historical information, current information, and reasonable and supportable forecasts of future conditions. The model contains three stages for measuring impairment losses based on the changes in credit quality of the instrument since inception. Stage 1 includes financial instruments that have not had a significant increase in credit risk (SICR) since initial recognition or that have low credit risk at the reporting date. For these assets, an entity will typically record a 12-month Expected Credit Losses (ECL). It is not the expected cash shortfalls over the 12-month period, but the entire credit loss on an asset weighted by the probability that the loss will occur in the next 12 months. Stage 2 includes financial instruments that have had a SICR since initial recognition. For these assets, lifetime ECL is recognized, but interest revenue is still recognized on the gross carrying amount of the asset. Stage 3 includes financial assets that have objective evidence of impairment at the reporting date. For these assets, lifetime ECL is recognised and interest revenue is calculated on the net carrying amount. An entity is required to continually assess whether a SICR has occurred. The Group expects that there is no significant credit risk associated with other financial assets, such as cash and cash equivalents and time deposits, since they are substantially deposited at state-owned banks and other medium or large-sized listed banks.

Accordingly, the reconciliation includes a difference of (reverse of expenses)/expenses recognized in the consolidated statements of condensed comprehensive loss of US$(171) (unaudited) and US$172 (unaudited) for each of the three months ended March 31, 2021 and 2022, respectively. The reconciliation also includes a decrease in assets of US$728 and US$900 (unaudited) as of December 31, 2021 and March 31,2022 respectively.
(f)
Long-term Investments

The Group made a series of long-term investments in privately held companies (the “Investees”) for the years ended December 31, 2019, 2020 and 2021. From the Group’s perspective, for those investments on which the Group has no significant influence, since those investments could not meet the definition of the equity instrument, and the contractual cashflow could not pass the Solely Payments of Principal and Interest (the “SPPI”) test, thus under IFRSs they should be classified as financial assets measured at fair value through profit or loss; for remaining investments on which the Group has significant influence, since the Group has some special preferential rights over the equity investments, such as redemption rights, anti-dilution rights and etc., and distinguish the risks and rights of the Group from other ordinary shareholders, thus under IFRSs, the long-term investments are also classified as financial assets measured at fair value through profit or loss. However, under U.S. GAAP, all forementioned investments were classified as available-for-sale debt investments and were measured at fair value through other comprehensive income.
Accordingly, the reconciliation includes a reclassification between long-term investments and financial assets at fair value through profit or loss of US$25,583 and US$27,217 (unaudited) as of December 31, 2021 and March 31, 2022. For the three months ended March 31, 2022, the fair value changes of the Group’s investments in these privately held companies were immaterial. For the three months ended March 31, 2021, no such investments were made by the Company.